# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liminatus Pharma, Inc., CIK 0001971387
CUSIP: 53271X108
Title of class of securities: Common Stock , par value $0.0001 per share
Address of issuer's principal executive offices: 2251 Stern Goodman Street, Suite E, Fullerton, California (CA), 92833
Date of event which requires filing of this statement: 06/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001973072

## Reporting persons
- Ewon Comfortech Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 1,126,397; shared voting power 0; sole dispositive power 5,500,000; shared dispositive power 0; aggregate amount beneficially owned 5,500,000 (10.9% of the class)
  Comment: * Percentage is calculated based on 55,971,633 shares of Common Stock outstanding on July 1, 2026.

## Item 1. Issuer
Name of issuer: Liminatus Pharma, Inc.
Address of issuer's principal executive offices: 2251 Stern Goodman Street, Suite E, Fullerton, CA 92833

## Item 2. Person Filing
Name of person filing: Ewon Comfortech Co., Ltd.
Address of principal business office or, if none, residence: 8 Cheomdan 1-ro Jeongeup, Jeonbuk, 56212 Republic of South Korea
Citizenship: Republic of South Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,500,000
Percent of class: 10.9
Sole power to vote or to direct the vote: 1,126,397
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ewon Comfortech Co., Ltd.: /s/ Joo Sung Park, Joo Sung Park, Chief Executive Officer (07/06/2026)